VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Financial Condition

	December 31, 2015
($ in thousands)	
Assets	
Cash	$ 31,013
Investments	2,075
Accounts receivable	4,669
Due from affiliates	5,593
Furniture, equipment and leasehold improvements, net	13
Deferred taxes, net	1,024
Deferred commissions	1,637
Other assets	289
Total assets	$ 46,313
Liabilities and Member's Equity	
Accrued compensation and benefits	$ 4,624
Accounts payable and other accrued liabilities	5,444
Broker-dealer payable	4,790
Due to affiliates	88
Income taxes payable	3,543
Total liabilities	18,489
Commitments and Contingencies (Note 8)	
Member's Equity	
Additional paid-in capital	20,587
Retained earnings	7,237
Total member's equity	27,824
Total liabilities and member's equity	$ 46,313

The accompanying notes are an integral part of these financial statements.